Exhibit 99.1

A2Z Announces Integration of Smart Cart with Leading Retail POS Software Platform

Tel Aviv, Israel / January 26, 2023 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced that, at the request of several of its largest customers, it is to fully integrate its Cust2mate Smart Cart with NCR R10, one of the leading global point of sale software platforms, increasingly being adopted by many of the largest grocery chains around the world.

Rafi Yam, CEO of Cust2mate quote: “The integration of the Cust2mate Smart Cart with the most up to date point of sale software platform, will allow the seamless integration of the Smart Cart into even more commonly used enterprise software platforms and expedite the adoption of the Smart Car as the preferred mobile self-checkout shopping solution by leading retail chains worldwide.”

About A2Z

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

Page 1 of 1